Exhibit 3.1

CERTIFICATE OF AMENDMENT NO. 4 OF THE
FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
ARENA PHARMACEUTICALS, INC.

Arena Pharmaceuticals, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies that:

First: The name of this corporation is Arena Pharmaceuticals, Inc. (the “Corporation”).

Second: The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 14, 1997, under the original name Arena Pharmaceuticals, Inc. The Certificate of Incorporation was subsequently amended and restated on June 26, 1997, November 26, 1997, January 29, 1999, August 1, 2000, and June 11, 2002. The Fifth Amended and Restated Certificate of Incorporation was subsequently amended on June 15, 2006, June 26, 2009 and June 20, 2012.

Third: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending and restating Section A of ARTICLE IV of its Fifth Amended and Restated Certificate of Incorporation, as heretofore amended, to read in its entirety as follows:

“A.  Effective as of the effective time of 5:00 p.m., Eastern Time, on June 16, 2017 (the “Effective Time”), each ten (10) shares of the Corporation’s Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be combined into one (1) share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Split”); provided, however, no fractional shares of Common Stock shall be issued as a result of the Reverse Split and, in lieu thereof, upon receipt after the Effective Time by the exchange agent selected by the Corporation of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of the stock certificate(s) formerly representing shares of pre-Reverse Split Common Stock, any stockholder who would otherwise be entitled to a fractional share of post-Reverse Split Common Stock as a result of the Reverse Split, following the Effective Time (after taking into account all fractional shares of post-Reverse Split Common Stock otherwise issuable to such stockholder), shall be entitled to receive a cash payment (without interest) equal to the fractional share of post-Reverse Split Common Stock to which such stockholder would otherwise be entitled multiplied by the average of the closing sales prices of a share of the Corporation’s Common Stock (as adjusted to give effect to the Reverse Split) on The NASDAQ Global Select Market during regular trading hours for the five (5) consecutive trading days immediately preceding June 16, 2017. Each stock certificate that, immediately prior to the Effective Time, represented shares of pre-Reverse Split Common Stock shall, from and after the Effective Time, automatically and without any action on the part of the Corporation or the respective holders thereof, represent that number of whole shares of post-Reverse Split Common Stock into which the shares of pre-Reverse Split Common Stock represented by such certificate shall have been combined (as well as the right to receive cash in lieu of any fractional shares of post-Reverse Split Common Stock as set forth above); provided, however, that each holder of record of a certificate that represented shares of pre-Reverse Split Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of post-Reverse Split Common Stock into which the shares of pre-Reverse Split Common Stock represented by such certificate shall have been combined pursuant to the Reverse Split, as well as any cash in lieu of fractional shares of post-Reverse Split Common Stock to which such holder may be entitled as set forth above. The Reverse Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of post-Reverse Split Common Stock resulting from the Reverse Split and held by a single record holder shall be aggregated.

This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation shall have authority to issue is Eighty-One Million (81,000,000) shares, Seventy-Three Million Five Hundred Thousand (73,500,000) shares of which shall be Common Stock (the “Common Stock”) and Seven Million, Five Hundred Thousand (7,500,000) shares of which shall be Preferred Stock (the “Preferred Stock”). The Preferred Stock shall have a par value of $0.0001 per share and the Common Stock shall have a par value of $0.0001 per share.”

Fourth: The foregoing amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and shall be effective as of 5:00 p.m., Eastern Time, on June 16, 2017.

In Witness Whereof, Arena Pharmaceuticals, Inc. has caused this Certificate of Amendment to be signed by its Executive Vice President, General Counsel and Secretary this 14th day of June, 2017.

Arena Pharmaceuticals, Inc.
By:	/s/ Steven W. Spector
Steven W. Spector
Executive Vice President, General Counsel and Secretary